UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish securities market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

On 16 July 2026, BBVA obtained the required authorization from the European Central Bank for the buyback and cancellation of own shares of BBVA for a maximum aggregate amount of 2,000 million euros, in one or several transactions and until 16 July 2027 (the “Authorization”). The maximum amount of 2,000 million euros has been fully deducted from BBVA's individual and consolidated Common Equity Tier 1 (CET1) capital since the date of receipt of the Authorization.

Following receipt of the Authorization, and exercising the authority delegated by the Annual Shareholders' Meeting of BBVA held on 20 March 2026, the Board of Directors of BBVA, at its meeting held on 29 July 2026, has resolved to carry out a new program scheme for the buyback of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (together, the “Regulations”), for a maximum aggregate cash amount of 2,000 million euros and to be executed in several tranches, with the purpose to reduce BBVA's share capital (the “New Program Scheme”), notwithstanding the possibility to suspend or early terminate the New Program Scheme upon the occurrence of circumstances that make it advisable.

Likewise, the Board of Directors has resolved, within the New Program Scheme, to carry out a first tranche in accordance with the provisions of the Regulations with a view to reducing BBVA's share capital (the “First Tranche”) and pursuant to the terms and conditions set out below:

Purpose:	To reduce BBVA's share capital by cancelling the shares acquired.

Maximum cash amount:	The maximum cash amount will be EUR 1,000,000,000.

Maximum number of shares:	The maximum number of BBVA shares to be acquired will be 483,221,729.

Start of the execution:	Execution will start on 5 August 2026.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

End of the execution:	The First Tranche will end no earlier than 14 September 2026 and no later than 9 October 2026[1] and, in any event, when within such period the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend or early terminate the First Tranche if any circumstance so advises or requires.

Trading venues:	Purchases shall be made on the Spanish electronic trading system – Continuous Market (the “Continuous Market”) and on the Cboe Europe, Turquoise Europe and Aquis Exchange trading platforms (each of them, together with the Continuous Market, a “Trading Venue” and, jointly, the “Trading Venues”).

Manager of the First Tranche:	The execution of the First Tranche will be carried out externally through HSBC Continental Europe (the “Manager”), which will make its decisions regarding the timing of the purchases of BBVA shares independently of the Company. The Manager will execute the purchase transactions directly in Cboe Europe, Turquoise Europe and Aquis Exchange, and through the broker Kepler Cheuvreux, S.A., in the Continuous Market.

1 However, for each Excluded Day (i.e., any Trading Day (as defined below) on which: (i) any Trading Venue does not open for the entire regular trading session; (ii) any Trading Venue imposes a suspension or limitation on the trading of BBVA shares for the entire regular trading session; or (iii) the trading price of BBVA shares on any Trading Venue is below their nominal value for the entire regular trading session), the execution period may be postponed by one Trading Day (i.e., each day on which the Continuous Market is open for trading of BBVA shares and which is not a Disrupted Day, as defined below), up to a maximum postponement until 23 October 2026.

For these purposes, a “Disrupted Day” means any Trading Day on which: (i) any Trading Venue is closed for a substantial part of its regular trading session or closes significantly earlier than its scheduled closing time, or there is a significant disruption to trading on any Trading Venue; (ii) any Trading Venue imposes a suspension or limitation on the trading of BBVA shares for a substantial part of the regular trading session; or (iii) the trading price of BBVA shares on any Trading Venue is below their nominal value for a substantial part of the regular trading session.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Other conditions:	The own shares will be purchased observing in all cases the conditions and limits established in the Regulations. In particular, it is placed on record that no more than 25% of the average daily volume of the shares on the Trading Venue on which the purchase is carried out will be acquired on any Trading Day, such average daily volume being calculated in accordance with Article 3(3)(a) of Delegated Regulation (EU) 2016/1052 (i.e., the average daily trading volume on each Trading Venue during the month preceding the publication of this announcement), excluding block trades and dark pools. Accordingly, the maximum number of shares that may be purchased per day under the First Tranche on each Trading Venue, throughout its duration, will be as follows:

Continuous Market: 2,566,296 shares.

Cboe Europe: 813,646 shares.

Turquoise Europe: 86,923 shares.

Aquis Exchange: 285,983 shares.

The share purchases, as well as the completion or, as the case may be, the temporary suspension of the execution of the First Tranche, will be duly communicated in accordance with the Regulations.

Madrid, 30 July 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 30, 2026
	By:	/s/ José María Caballero Cobacho
Name: José María Caballero Cobacho
Title: Head of ALM